SURGE GLOBAL ENERGY, INC.
990 HIGHLAND DRIVE, SUITE 206
SOLANA BEACH, CALIFORNIA 92075
Tel:  (858) 720-9900

August 7, 2008

Anne Nguyen Parker
Division of Corporation Finance (Mail Stop 7010)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Surge Global Energy, Inc.
File No.: 333-145731
Form SB-2
Filed: August 27, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Surge Global Energy, Inc. (the “Company”) hereby requests the Commission’s consent to withdraw the above-referenced registration statement on Form SB-2 filed on August 27, 2007 (the “Registration Statement”).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Act. The Company has concluded that, in accordance with Rule 415 under the Act, it is no longer appropriate to register for sale all of the securities sought to be registered pursuant to the Registration Statement.

No securities have been offered or sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions or comments about the foregoing, please call our securities counsel, Morse & Morse, PLLC (Steven Morse, Esq.) at 516-487-1446.

Sincerely yours,

SURGE GLOBAL ENERGY, INC.

/s/ E. Jamie Schloss
E. Jamie Schloss
Chief Executive Officer